                           ASSET CAPITAL CORPORATION
                              4733 Bethesda Avenue
                                   Suite 800
                            Bethesda, Maryland 20814

                                 August 2, 2006

VIA EDGAR

Owen Pinkerton
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:  Asset Capital Corporation, Inc.
             Request for Withdrawal of Registration Statement on Form 8-A File Number 000-52147
             Filed on July 21, 2006, as amended on August 1, 2006

Dear Mr. Pinkerton:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Asset Capital Corporation, Inc. (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's registration statement on Form 8-A (File Number 000-52147), together with all exhibits thereto, which the Registrant filed with the Commission on July 21, 2006 and amended on August 1, 2006 (the "Registration Statement").

The Registrant is seeking the withdrawal of the Registration Statement because Nasdaq is now an exchange, which requires that the Registrant register its common stock pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, rather than pursuant to Section 12(g) as noted in the Registration Statement. The Registrant respectfully advises the Commission that no securities have been sold in connection with the Registration Statement.

Pursuant to the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Please fax a copy of the Commission's written order as soon as it is available to the attention of the undersigned at (301) 656-1960, and to the attention of the Registrant's counsel, Daniel M. LeBey of Hunton & Williams LLP, at (804) 788-8218.

Please direct any questions regarding this request to Daniel M. LeBey of Hunton & Williams LLP at (804) 788-8200.

Very truly yours,

ASSET CAPITAL CORPORATION


By: /s/ Clay E. Carney
    ------------------
Name:  Clay E. Carney
Title: Chief Financial Officer, Treasurer and Secretary